October 16, 2014

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

RE: Simple Products Corporation/Application for Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-181-414)

Ladies and Gentlemen,

On May 15, 2012, Simple Products Corporation (the “Company”), filed Registration Statement No. 333-181-414 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that this is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have questions regarding this letter, please contact the Company’s legal counsel, Lance Brunson, at (801)303-5737.

Sincerely,

SIMPLE PRODUCTS CORPORATION, a Nevada Corporation

By: /s/ Brian Christensen

Brian Christensen

Chief Executive Officer